UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

EXPLANATORY NOTE

Sequans Communications S.A.’s (the “Company”) board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Proxy Statement” and “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on February 12, 2024”:

Ordinary matter:

1.Appointment of Stéphanie SESSLER as director subject to condition precedent;

Extraordinary matters:

2. Review and approval of a draft partial asset contribution agreement and approval of the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actif soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as such term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such contribution;

3.     Review and approval of a draft cross-border merger plan and approval of the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such cross-border merger;

4.     Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favor of a designated person, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023;

5.     Cancellation of the shareholders’ preferential subscription right in favor of a designated person;

6.     Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023; and

7.     Delegation of authority to the Board of Directors to carry out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code.

Ordinary matter:

8.     Powers for formalities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: January 16, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Proxy Statement

99.2	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on February 12, 2024

99.3	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on February 12, 2024